

August 9, 2011

Via E-Mail
Michael Lami
Chief Executive Officer
RT Technologies, Inc.
2216 East Newcastle Drive
Sandy, UT 84093

> **Re: RT Technologies, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed July 14, 2011**
> **Response Letter Submitted on July 13, 2011**
> **File No. 001-33907**

Dear Mr. Lami:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2010, filed on July 14, 2011

Item 9A. Controls and Procedures, page 8

Evaluation of Disclosure Controls and Procedures, page 8

1. We note your response to comment one in our letter dated June 23, 2011. We note your statement that your president and principal financial officer concluded that your disclosure controls and procedures were effective.   We also note your revised disclosure that your management "believes [y]our controls and procedures are effective in providing reasonable assurance that the objectives of the controls and procedures are met." Please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Change in internal control over financial reporting

2. Your response to comment five of our letter dated June 23, 2011 is not entirely compliant
   with the requirements of Item 308(c) of Regulation S-K. Revise to disclose whether any
   changes in internal control over financial reporting occurred during the fourth fiscal
   quarter that materially affected internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended March 31, 2011

3. Please revise the disclosures in Form 10-Q as applicable to conform to any changes made
   to the Form 10-K.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me, at (202)
551-3817 if you have questions regarding comments on the financial statements and related
matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Victor Schwarz, Esq.
        Via E-Mail